Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF AUGUST 2, 2021 DATE AND TIME: On August 2, 2021, at 8:00 a.m. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTIONS UNANIMOUSLY MADE: 1. Mr. José Caruso Cruz Henrique was nominated as Chairman of the Company’s Fiscal Council and the Councilor Alkimar Ribeiro Moura shall substitute him in absences or incapacities, for the current term of office. 2. Following the examination of the Company’s financial statements for the period from January to June 2021, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the period from January to June 2021 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period”. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), August 2, 2021. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Artemio Bertholini – Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence